I, Shawna Kelsey, certify that:

(1) the financial statements of Naiad Creative, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Naiad Creative, Inc. included in this Form reflects accurately the information reported on the tax return for Naiad Creative, Inc. filed for the fiscal year ended 2023.

_____   ___4/25/2024_____

Shawna Kelsey, CEO, Naiad Creative Inc.   Date

Naiad Creative
Profit & Loss
January through December 2023

	Jan - Dec 23
Ordinary Income/Expense	
Income	
Company Swag	150.00
Grant Income	
Gleaning Project Income	9,110.00
Total Grant Income	9,110.00
Reimbursed Expenses	60.00
Total Income	9,320.00
Cost of Goods Sold	
Merchant Account Fees	0.00
Total COGS	0.00
Gross Profit	9,320.00
Expense	
Advertising and Promotion	
Gleaning Project expense	45.00
Advertising and Promotion - Other	4,083.06
Total Advertising and Promotion	4,128.06
Bank Service Charges	702.86
Business Licenses and Permits	895.00
Charitable Contributions	50.00
Computer and Internet Expenses	219.09
Contract Labor	
Gleaning Project contract labor	7,575.00
Total Contract Labor	7,575.00
Distilling Supplies	
Botanicals, Berries, Herbs	
Gleaning Project	61.56
Botanicals, Berries, Herbs - Other	4,770.87
Total Botanicals, Berries, Herbs	4,832.43
Distilling Supplies - Other	5,699.60
Total Distilling Supplies	10,532.03
Escrow Fee	1,000.00
Fuel	227.23
Gleaning Project program expens	2,841.50
Kitchen Equipment and Supplies	1,492.77
Meals and Entertainment	273.98
Office Supplies	162.03
Postage and Delivery	3,242.94
Professional Fees	16,489.50
Professional Memberships	349.00
Reconciliation Discrepancies	-241.00
Research and Development	110.39
Travel	654.95
Total Expense	50,705.33
Net Ordinary Income	-41,385.33

Naiad Creative
Profit & Loss
January through December 2023

	Jan - Dec 23
Other Income/Expense	
Other Income	
Credit Card rewards	924.07
Total Other Income	924.07
Other Expense	
Ask My Accountant	0.00
Total Other Expense	0.00
Net Other Income	924.07
Net Income	**-40,461.26**

Naiad Creative
Balance Sheet
As of December 31, 2023

	Dec 31, 23
ASSETS	
Current Assets	
Checking/Savings	
Naiad Creatiave checking	49,778.38
Total Checking/Savings	49,778.38
Other Current Assets	
Due to Lake Camp LLCDUP	55,480.08
Total Other Current Assets	55,480.08
Total Current Assets	105,258.46
Fixed Assets	
Distilling Equipment	125,417.49
Furniture and Equipment	11,399.00
Total Fixed Assets	136,816.49
TOTAL ASSETS	**242,074.95**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Chase Ink Naiad Creative 8698	590.09
Due to Lake Camp LLC	30,652.61
Shareholder Loan - Shawna	810.00
Total Other Current Liabilities	32,052.70
Total Current Liabilities	32,052.70
Total Liabilities	32,052.70
Equity	
Crowd Fund Equity	171,000.00
Opening Balance Equity	87,344.42
Retained Earnings	-7,860.91
Net Income	-40,461.26
Total Equity	210,022.25
TOTAL LIABILITIES & EQUITY	**242,074.95**